FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    December 2007

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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For Immediate Release: NR 07-33

EXETER FURTHER EXTENDS HIGH GRADE CERRO MORO VEIN SYSTEM

Vancouver, B. C., December 18, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports the discovery of two new mineralized vein sets on its 100% owned Cerro Moro gold-silver project in Santa Cruz Province, Argentina. The discovery of the Silvia and Gabriela veins arose from Exeter’s drilling program to prioritise targets located beyond the known Escondida vein system.

Results from the new Silvia vein system, located two kilometres east of the Escondida vein, include the following significant results from reverse circulation drill holes:

•

3.0 metres (“m”) (9.9 feet) at a gold equivalent grade* of 12.6 grams per tonne (“g/t”) (0.38 oz/ton), comprising 10.0 g/t gold and 159 g/t silver, from a down hole depth of 24.0 m (79 feet), in hole MRC155;

•

3.0 m (9.9 feet) at a gold equivalent grade* of 5.9 g/t (0.18 oz/ton), comprising 4.9 g/t gold and 62 g/t silver from a down hole depth of 34.0 m (112 feet), including 1.0 m (3.3 feet) at a gold equivalent grade* of 14.8 g/t (0.43 oz/ton), comprising 12.9 g/t gold and 113 g/t silver, in hole MRC156; and

•	3.0 m (9.9 feet) at a gold equivalent grade* of 13.6 g/t (0.39 oz/ton), comprising 12.0 g/t gold and 97 g/t silver from a down hole depth of 9.0 m (29.5 feet), in hole MRC188.

The new Gabriela vein system, a predominantly silver discovery, located three kilometres northeast of Escondida, is a structural zone some 800 metres long. Results from the first six diamond drill holes, testing a 200 metre long segment of the vein, include the following significant results:

•

2.1 m (6.9 feet) at a gold equivalent grade* of 13.7 g/t (0.40 oz/ton), comprising 3.6 g/t (0.10 oz/ton) gold and 610 g/t (17.7 oz/ton) silver from a down hole depth of 33.8 m (111 feet), including 0.6 m (2.0 feet) at a gold equivalent grade of 28.7 g/t (0.83 oz/ton), comprising 7.4 g/t (0.22 oz/ton) gold and 1,280 g/t (37.1 oz/ton) silver, in hole MD163;

•

9.9 m (32.5 feet) at a gold equivalent grade* of 5.1 g/t (0.15 oz/ton), comprising 1.2 g/t (0.036 oz/ton) gold and 229 g/t (6.8 oz/ton) silver from a down hole depth of 74.9 m. (247 feet), including 2.8 m (9.2 feet), at a gold equivalent grade* of 10.6 g/t (0.32 oz/ton), comprising 2.6 g/t (0.08 oz/ton) gold and 480 g/t (13.9 oz/ton) silver, in hole MD181; and

•

3.6 m (11.8 feet) at a gold equivalent grade* of 11.3 g/t (0.33 oz/ton), comprising 2.9 g/t (0.08 oz/ton) gold and 506 g/t (14.7 oz/ton) silver, from a down hole depth of 20.5 m (67.3 feet), including 0.6 m (2.0 feet) at a gold equivalent grade* of 24.5 g/t (0.71 oz/ton), comprising 6.4 g/t (0.19 oz/ton) gold and 1,090 g/t (31.6 oz/ton) silver, in hole MD183.

* Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

Exeter’s Exploration Manager Matt Williams commented: “These results clearly demonstrate our ability to discover high grade mineralization well beyond the known Escondida veins. With over 20 targets to drill in the current reconnaissance program we are confident of making further discoveries.

“The discovery of the Gabriela silver vein, a zone with minor gold values relative to the high silver grades, was unexpected and will have exploration implications going forward.

“We have over 40 full time staff, including eight geologists, and three drill rigs working at Cerro Moro at present. Two rigs have been assigned to drill the Escondida - Loma Escondida zone extensions and, given our success in tracing those veins to the northwest, testing of the 1.6 kilometre long target zone immediately to the southeast of the Escondida is our first priority.

“A fourth drill rig will be added in the New Year when the current back-log of assay samples has cleared and our interpretations confirmed. We would see that rig dedicated entirely to detailed resource definition drilling”

To enlarge the above map, please click on it

Significant gold and silver results from the Silvia and Gabriela Prospects include the following:

Drill Hole Number	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t) *	Gold Equivalent (oz/t)
Silvia Prospect
MRC155	24.0	27.0	3.0	10.0	159	12.6	0.37
MRC156	34.0	37.0	3.0	4.9	62	5.9	0.17
including	36.0	37.0	1.0	12.9	113	14.8	0.43
MRC186	64.0	65.0	1.0	2.2	3	2.3	0.07
and	73.0	75.0	2.0	11.6	85	13.0	0.38
MRC188	9.0	12.0	3.0	12.0	97	13.6	0.39
Gabriela Prospect
MD163	33.8	35.9	2.1	3.6	610	13.7	0.40
including	34.2	34.8	0.6	7.4	1,280	28.7	0.83
and	46.5	47.5	1.0	1.2	358	7.2	0.21
MD164 §	41.7	42.6	0.9	1.3	243	5.3	0.15
MD181	71.9	72.3	0.4	3.7	614	13.9	0.40

Drill Hole Number	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t) *	Gold Equivalent (oz/t)
and	74.9	84.8	9.9	1.2	229	5.1	0.15
including	82.0	84.8	2.8	2.6	480	10.6	0.31
and	88.9	89.4	0.5	1.9	326	7.3	0.21
and	109.0	110.0	1.0	1.7	216	5.3	0.15
MD183	20.5	24.1	3.6	2.9	506	11.3	0.33
including	21.5	22.1	0.6	6.4	1,090	24.5	0.71
including	22.6	23.0	0.4	6.0	990	22.5	0.65
and	25.4	30.9	5.5	1.3	161	4.0	0.12
including	25.9	27.3	1.4	2.2	374	8.4	0.24
including	29.5	30.0	0.5	2.6	144	5.0	0.15
MD184	23.8	24.6	0.8	1.8	260	6.2	0.18

*	Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.

#	MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.

§

Drill hole MD164, actually intersected mineralization greater than 0.5 g/t gold in the interval 2.0 – 3.5 metres, however given that the core recovery in this interval was significantly less than required for reporting purposes this interval was assigned a gold grade of zero.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 0.5 g/t gold cut-off grade, with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

The Cerro Moro Gold-Silver Project (100% owned by Exeter) in Santa Cruz Province, Argentina is generating high grade to ‘bonanza grade’ drilling results from an extensive epithermal vein system, located 130 kilometres (80 miles) east of the Cerro Vanguardia gold mine. Drilling will continue through 2008 using as a minimum three drill rigs. Our focus is to establish a high grade gold-silver resource amenable to open pit mining.

In Chile, the Company has started a major drilling program on the Caspiche gold porphyry project, located between the Refugio mine (Kinross Mining Corp) and the giant Cerro Casale gold project (Barrick Gold Corp and Kinross Mining Corp).

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company has filed suit in the Mendoza Courts to challenge the constitutionality of new legislation, which has the effect of banning conventional mining in the province. The Company will continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

In 2008, Exeter will drill other gold-silver targets in prospective regions of Patagonian Argentina and Chile. The Company gained a broad foothold in the region through separate strategic alliances with Cerro Vanguardia S.A. (an AngloGold Ashanti subsidiary), and Rio Tinto Mining and Exploration Chile.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the timing of its drilling programs on its projects and results from mineral samples from its Cerro Moro project. These statements reflect the Company’s current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

December 19, 2007	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

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